EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$25,914
Fixed charges:
Interest expense	7,610
One-third of rents, net of income from subleases (a)	616
Total fixed charges	8,226
Add: Equity in undistributed loss of affiliates	770
Income before income tax expense and fixed charges, excluding capitalized interest	$34,910
Fixed charges, as above	$8,226
Preferred stock dividends (pre-tax)	1,092
Fixed charges including preferred stock dividends	$9,318
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.75
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$9,318
Add: Interest on deposits	2,067
Total fixed charges including preferred stock dividends and interest on deposits	$11,385
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$34,910
Add: Interest on deposits	2,067
Total income before income tax expense, fixed charges and interest on deposits	$36,977
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.25

(a)	The proportion deemed representative of the interest factor.